

April 14, 2014

<u>Via E-mail</u>
Ryan Scaggs
Chief Operating Officer
Entegra Financial Corp.
220 One Center Court
Franklin, NC 28734

> **Re:** **Entegra Financial Corp.**
> **Registration Statement on Form S-1**
> **Filed March 18, 2014**
> **File No. 333-194641**

Dear Mr. Scaggs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary

Operating Strategy and Reasons for the Conversion

Improve Profitability, page 8

2. We note your disclosure on page 9 that you intend to diversify your current geography and product mix by expanding your commercial banking operations in markets outside of western North Carolina. Please provide more detail with respect to your plans.

Risk Factors

We will need to implement additional finance and accounting systems…, page 34

3. Revise this paragraph to reflect the fact that you are an emerging growth company. Specifically, revise the implication that you will be required to maintain effective disclosure controls and procedures and internal control over financial reporting.

Selected Consolidated Financial and Other Data, page 38

4. Please revise to clearly mark all of your non-GAAP measures as such and to provide a cross reference to the reconciliation of the measure to its nearest GAAP measure.

Historical and Pro Forma Regulatory Capital Compliance, page 47

5. We note your disclosure that at December 31, 2013, the Bank did not satisfy one of the elevated capital levels required by the Consent Order. Please revise this statement, and similar statements throughout the prospectus, to specifically identify the provision of the Consent Order with which the Bank has failed to comply.

Capitalization, page 49

6. Please revise to delete the pro forma total stockholders' equity as a percentage of pro forma assets measure for the actual period ended December 31, 2013, or advise.

Lending Activities, page 61

7. We note that you do not currently offer interest only loans and that you do not offer negative amortization loans. Please revise to clarify if you have any of these products or other hybrid loans in your loan portfolio for the periods reported in the financial statements. If you do, please revise to describe and quantify them.

Real Estate Held for Investment, page 92

8. Please revise to provide a discussion of management's policy for investing and leasing real estate acquired through foreclosure. Please also tell us more about the property's

primary use, the estimated depreciable life, and the gross and net income from the investment and whether the acquisition and lease of foreclosed properties represents a new loan workout or investment strategy.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 105

9. Please revise to disclose the total of sold loans that are subject to repurchase obligations.

Our Management

Director Consultation Plan, page 130

10. Revise your disclosure to state whether you anticipate paying an amount to former directors that is similar to what was paid in the year ended December 31, 2013. Please describe any significant differences.

Meetings and Committees of the Board of Directors, page 130

11. You state on page 131 that the audit committee meets quarterly and on an as needed basis. However, you also disclose that the audit committee met three times in 2013. Please explain why the audit committee did not meet on at least a quarterly basis during the year ended December 31, 2013.

Compensation Discussion

Deferred Compensation, Retirement and Other Benefits

Salary Continuation Agreements, page 137

12. Please file the salary continuation agreements described in this section as exhibits to the registration statement.

Summary Compensation Table, page 140

13. We note that Mr. Plemens receives fees for his service as a member of the board of directors. Please explain the rationale for providing such compensation in addition to the compensation he receives as CEO.

Employment Agreements, page 141

14. Revise your disclosure to include the salary continuation agreements described on page 137.

Benefits to be Considered Following Completion of the Conversion

Employment Agreements, page 142

15. We note that Mr. Plemens' employment agreement provides for a base salary that reflects a 20% increase to the base salary that he received for the year ended December 31, 2013. Please explain how the board determined that the salary increases for the named executive officers are appropriate, taking into account the company's reported losses for the year ended December 31, 2013.

The Conversion

General, page 148

16. On page 149, you may not qualify the summary of the conversion by reference to the provisions of the plan of conversion. Please revise to state that all material information has been included.

Share Pricing and Number of Shares to be Issued, page 151

17. Please add information listing the fees paid to RP Financial for its valuation report and confirm that there has been no other material relationship between Entegra or the Bancorp and RP. Please add similar information regarding Sandler O'Neill on page 162.

Legal Matters, page 177

18. Revise to add the locations of the entities to pass upon the shares.

Macon Bancorp and Subsidiaries Consolidated Financial Statements, page F-(i)

19. Please revise the index to the financial statements to disclose why the financial statements presented are not those of the registrant.

Note 5. Allowance for Loan Losses, page F-23

20. Please revise the table on page F-30 that sets forth delinquency analysis of loans by class to disaggregate the 30-89 days past due category, enabling a reader to see how loans are migrating across delinquency categories. Refer to ASC 310-10-55.

Exhibit 8.1

21. Please delete assumption 3 since it appears to be a factual matter you can ascertain.

22. Please delete the paragraph beginning "No opinion is expressed with regard . . . ." You must opine on all material tax matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
        Iain MacSween
        Brooks Pierce